Filed by Cell Therapeutics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Cell Therapeutics, Inc.

Commission File No.: 001-12465

The following press release was issued by Cell Therapeutics, Inc. on December 22, 2003.

Consob Approves Prospectus for Listing Cell Therapeutics,

Inc. on the Nuovo Mercato

Approval represents the final regulatory condition needed for merger with

Novuspharma

Dec. 22, 2003 Seattle, Washington and Milan, Italy—Cell Therapeutics, Inc. (CTI) (NASDAQ: CTIC) and Novuspharma S.p.A. (Novuspharma) (Nuovo Mercato: NOV.MI and NOV IM) today announce the approval of CTI’s listing prospectus by the Commissione Nazionale per le Società e la Borsa (Consob). This prospectus was prepared by CTI in connection with the proposed listing of its common stock on the Nuovo Mercato in Italy and was today published pursuant to current laws and regulatory provisions. The listing of CTI’s common stock on the Nuovo Mercato remains subject to CTI completing its proposed merger with Novuspharma.

The merger between CTI and Novuspharma was announced on June 17, 2003. As consideration for the transaction, CTI will issue approximately 16 million shares of its common stock, based on the number of Novuspharma ordinary shares outstanding as of June 16, 2003. The Consob approval represents the final regulatory condition needed for the completion of the merger, which is expected to occur in the first week of January 2004. Mediobanca S.p.A. acted as Sponsor and Specialist to CTI in the admission of CTI common stock to listing on the Nuovo Mercato in Italy.

About Novuspharma S.p.A.

Novuspharma S.p.A. is an Italian biopharmaceutical company that leverages its expertise in the field of oncology to discover and develop innovative new treatments for cancer. Novuspharma’s lead compound is Pixantrone, a potentially less cardiotoxic, more active anthracycline in phase III clinical trial for lymphoma. The Company is traded on the Nuovo Mercato of the Borsa Italiana. Based in Bresso (Milan), Italy, Novuspharma began operations in 1998 following the merger of Boehringer Mannheim and Hoffmann-La Roche to exploit the research and development team’s expertise in the field of cancer research. The Company has a broad and diverse product portfolio and a rich research pipeline including new generations of existing therapies and completely novel classes of pharmaceutical agents. For additional information, please visit www.novuspharma.com.

About Cell Therapeutics, Inc.

Based in Seattle, CTI is a biopharmaceutical company committed to developing an integrated portfolio of oncology products aimed at making cancer more treatable. For additional information, please visit www.cticseattle.com.

For further information please contact:

Investors	Media

Cell Therapeutics, Inc. Leah Grant T: 206.282.7100 F: 206.272.4010 E: invest@ctiseattle.com www.cticseattle.com/investors.htm	Cell Therapeutics, Inc. Candice Douglass T: 206.272.4472 F: 206.272.4010 E: media@ctiseattle.com www.cticseattle.com/media.htm

In Europe

Novuspharma S.p.A. Karl Hanks T: +39 02 61035807 Mobile: +39 335 7882247 www.novuspharma.com	Financial Dynamics Sarah MacLeod or Francetta Carr T: +44 (0) 20 7831 3113

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CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this press release include statements about the proposed CTI/Novuspharma merger. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies fails to satisfy conditions to closing, the transaction will not be consummated. In any forward-looking statement in which CTI expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that CTI and Novuspharma will not satisfy the conditions to completing the merger; costs related to the proposed merger; and other economic, business, competitive, and/or regulatory factors affecting CTI’s and Novuspharma’s businesses generally, including those set forth in CTI’s filings with the SEC, including its Annual Report on Form 10-K for its most recent fiscal year and its most recent Quarterly Report on Form 10-Q, especially in the “Factors Affecting Our Operating Results” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and its Current Reports on Form 8-K. CTI is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

WHERE YOU CAN FIND ADDITIONAL INFORMATION:

Cell Therapeutics, Inc. (CTI) has filed a proxy statement/prospectus and other documents concerning the proposed merger transaction with the Securities and Exchange Commission

(SEC). Investors and security holders are urged to read the proxy statement/prospectus and other relevant documents filed with the SEC because they contain important information. Security holders may obtain a free copy of the proxy statement/prospects and other documents filed by CTI with the SEC at the SEC’s website at http://www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from CTI, Investor Relations: 501 Elliott Avenue West, Suite 400 Seattle, WA 98119, www.cticseattle.com.